THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE AMERICAN OPPORTUNITIES FUND (Ticker –TWAOX) September 30, 2010

THIRD QUARTER 2010 COMMENTARY

U.S. domestic equity prices recovered strongly during the third quarter of 2010, after the previous quarter’s correction. Though concerns about the economic outlook persisted, investor sentiment improved after the Federal Reserve reconfirmed its commitment to introducing additional quantitative easing programs to support the recovery. Increased merger and acquisition activity during the quarter, fueled by record cash holdings in corporate balance sheets and very low borrowing costs, also helped equity price gains. Blue chips led the recovery, which gathered steam towards the end of the quarter, but trading volumes were relatively low.

The Thomas White American Opportunities Fund returned +12.4% for the quarter ended September 30, 2010, compared to the benchmark Russell Midcap Index, which returned +13.3%. The Fund returned +16.3%, -6.2%, +0.1% and +5.4% for the trailing one-, three-, five- and ten-year periods, respectively, while the benchmark returned +17.5%, -4.2%, +2.6% and +4.9% for the same periods.

A number of key indicators sustained the modest pace of growth from the previous quarters, and helped reduce concerns about another economic downturn. Retail sales continue to grow, though some of the recent gains were because of aggressive sales promotions and seasonal factors such as back to school shopping. Due to the renewed uncertainties in the labor market, discretionary spending is more restrained and consumers seem to be focusing their purchases on necessities that are attractively priced. However, the recent drop in the consumer confidence index indicates that the outlook for consumer spending has become more tentative.

Though the rate of growth has slowed and inventory levels are rising again, the manufacturing sector continues to expand, while the services sector grew at a better-than-expected pace in September. External trade is being helped by the weaker U.S. dollar and strong overseas demand for capital goods, especially from China and other emerging economies. The farm sector, though only a small part of the economy, is benefiting from the strong external demand and buoyant prices for agricultural commodities like corn, soybeans, and cotton. Domestic firms with healthy balance sheets are going ahead with acquisitions, despite higher asset valuations, suggesting improved business confidence. Businesses are also taking advantage of extra-low borrowing costs, and are coming out with new bond issues to finance acquisitions, retire costlier debt, and even for repurchasing stock.

Portfolio Review

The Thomas White American Opportunities Fund underperformed the benchmark index during the third quarter of 2010. However, the Fund continues to lead the benchmark in annualized returns over the 10-year period. Portfolio turnover was relatively low during the quarter as we believe the Fund is well positioned in terms of sector exposure.

The American Opportunities Fund’s industrial and capital goods holdings benefited from the sustained strength in industrial demand. They included specialty chemicals maker Lubrizol Corp. (+32.0%), industrial equipment manufacturer Parker Hannfin Corp. (+26.3%) and power management company Eaton Corp. (+26.1%). A positive outlook for technology spending helped the portfolio’s holdings such as peripherals manufacturer Lexmark International Inc. (+35.1%) and software services provider DST Systems Inc. (+24.1%). Auto component manufacturer Wabco Holdings Inc. (+33.2%) reflected the continued recovery in the automobile sector. Manufacturer of recreation vehicles Thor Industries, Inc. (+40.6%) and ocean cruise line operator Royal Caribbean Cruises Ltd. (+38.5%) also added value during the quarter.

After leading the equity market recovery since last year, banking and financial services sectors lagged during the third quarter. The portfolio’s financial sector holdings, such as insurance holding company Stancorp Financial Group, Inc. (-6.3%) and regional bank holding company BOK Financial Corp. (-4.9%), lost value. Though energy prices held steady during the quarter, select energy holdings including oil exploration and contract drilling company Unit Corp. (-8.1%) and oil refiner Valero Energy Corp. (-2.6%) underperformed during the period. Concerns about slower earnings growth because of rising material costs and increasing competition hit processed foods producer ConAgra Foods Inc. (-5.9%). Business communication services provider Level 3 Communications Inc. (-14.0%), paper and packaging materials manufacturer International Paper Co. (-3.9%), and construction services provider The Shaw Group Inc. (-1.9%) were among the other portfolio holdings which lost value during the quarter.

U.S. Domestic Outlook

As economic activity has moderated and inflation remains well below the long term average, it appears likely that the Federal Reserve will make its monetary policy even more accommodative in the near term. With the target fed rate close to zero, the scope for traditional policy tools is limited. Hence, the Fed will likely re-introduce the quantitative easing programs, which were withdrawn earlier this year after the economic recovery gained strength. It has already been announced that proceeds from maturing securities in the Fed’s mortgage portfolio will be reinvested and it is expected that the direct purchase of treasuries by the Fed will soon resume. These measures are likely to ease financial market conditions even further, in addition to renewed weakening of the dollar, which will benefit exports.

However, on the downside, very low borrowing costs could lead to higher leveraging and excessive risk taking in the economy, in our opinion. Though corporate defaults are currently very low, some of the financially weaker firms, which are increasing their leverage now, may face difficulties when the business cycle starts trending down. Additionally, increased input costs due to higher commodity prices and costlier imports could restrict earnings and add to the stress.

We believe the slow labor market recovery remains the most significant challenge for the economy. After showing signs of improvement during the first half of this year, the labor market has shed some of the gains in recent months and the number of part-time workers has increased. Despite the earnings improvement in recent quarters, businesses remain hesitant to hire because of uncertain demand outlook. In the absence of job additions, discretionary consumer spending continues to be restricted and housing sector activity has softened, despite record low mortgage rates. Until there is a more robust labor market recovery, the high unemployment rate will likely limit income levels and could constrain aggregate consumer demand.

We take this opportunity to thank you for the continued trust you have held in the Thomas White American Opportunities Fund. Despite the lingering economic uncertainties, we at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

PORTFOLIO WEIGHTINGS (As of 9/30/10)

TOP TEN HOLDINGS (As of 9/30/10)

Company	Industry	Weight
Assurant Inc	Insurance	2.89%
Oil States International Inc	Energy	2.76%
Yum! Brands Inc	Services	2.29%
Realty Income Corp	Financial Diversified	2.23%
Murphy Oil Corp	Energy	2.16%
Reynolds American Inc	Consumer Staple	2.16%
Virgin Media	Communications	2.05%
Ventas Inc	Financial Diversified	1.96%
Eaton Corp	Industrial	1.95%
W. W. Granger Inc	Services	1.88%
Top 10 Holdings Weight:		22.32%
Total Number of Holdings: 84

YEARLY TOTAL RETURNS1,2

Year	TWAOX	Russell Midcap Index
2010 YTD	9.67%	10.97%
2009	21.41%	40.48%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

PORTFOLIO CHARACTERISTICS (As of 9/30/10)

	TWAOX	Russell Midcap Index*
P/E (Excluding Neg. Earnings)	15.2x	18.1x
P/E IBES FY1	14.6x	14.2x
Price/Book	1.7x	2.0x
Dividend Yield	2.1%	1.6%
5yr Earning Growth	13.4%	5.2%
PEG Ratio	1.1x	3.5x
Wtd Avg Mkt Cap	$7.03B	$6.99B
Wtd Median Mkt Cap	$5.36B	$6.34B
Turnover (1 year)	60.7%	-
Market Cap Exposure		*Source: Bank of
Large Cap (over $15 billion)	7.61%	New York Mellon Corp
Mid Cap ($1.75-$15 billion)	86.36%
Small Cap (under $1.75 billion)	6.03%

AVERAGE ANNUAL RETURNS1,2 (As of 9/30/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.   Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.   The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept ion Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses Less reimbursement Net Expenses	1.74% (0.39%) 1.35%

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.31 billion in assets under management as of September 30, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1.   Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year. In the absence of this reimbursement, performance would have been lower.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2010

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE INTERNATIONAL FUND (Ticker –TWWDX) September 30, 2010

THIRD QUARTER 2010 COMMENTARY

International equity prices resumed their upward trend during the third quarter of 2010, as the strong recovery towards the end of the period more than offset the decline in August. Investor sentiment fluctuated through the review period as concerns about slower global growth were counterbalanced by the sustained growth momentum in emerging economies and expectations of additional monetary policy stimulus in the developed world. In July, equity markets stabilized after the second quarter correction, as the results of stress tests imposed on European banks helped restore confidence in the region’s banking system. However, sentiment weakened in August as a series of subdued economic data reignited worries that the global economy may be slowing down more than expected. These fears were tempered in September on reassurances from major central banks about additional policy interventions to support the recovery.

The Thomas White International Fund returned +17.3% during the third quarter of 2010, outperforming the benchmark MSCI All-Country World ex US Index which returned +16.6%. For the trailing one-year period, the Fund returned +11.7% versus the benchmark’s +7.6%. The Fund continues to outperform the benchmark for the trailing three-, five- and ten-year periods returning -7.2%, +5.7%, and +6.4%, respectively, compared to the benchmark’s -7.4%, +4.3%, and +4.3% during the same periods. Since its inception in 1994, the Thomas White International Fund has returned +271.1% on an absolute basis, or +8.4% annualized, versus +140.3%, or +5.5% annualized, for the benchmark.

As confirmed by the most recent forecasts from the International Monetary Fund, the growth outlook for some of the large developed economies has moderated in recent months. However, despite their weak labor markets, most economies have experienced modest gains in consumer demand. Europe has recovered faster than expected from the sovereign debt crisis and the growth outlook has improved. The troubled nations in the region, including Greece, have been successful in raising lower cost debt, after disciplined efforts aimed at fiscal cost reductions.

Emerging Asia marginally underperformed relative to the broader emerging market universe as well as developed markets, returning +15.8% for the quarter, compared to +18.0% and +16.5% for emerging and developed EAFE markets, respectively. Latin America (+21.0%) and European (+20.0%) emerging markets outperformed developed markets yet again during the review period. The large emerging economies are now expanding at nearly the same rate as they did before the global financial crisis. Despite the withdrawal of fiscal incentives and monetary policy tightening, economies such as China and Korea continue to see sustained growth in domestic consumption. Mergers and acquisition activity gained pace during the quarter, while new share and bond issues soared towards the end of the period, adding to the optimism. Reflecting their increased significance on the global stage, companies from emerging economies have accounted for the bulk of the mergers and acquisitions, as well as new capital issues this year.

Portfolio Review

As of the third quarter of 2010, the International Fund led the benchmark index in both short- and long-term returns. The Fund’s performance highlights our disciplined portfolio strategy, which has always emphasized undervalued stocks with higher balance sheet quality and superior earnings potential. While the early phase of the equity market recovery since the spring of 2009 was led by lower quality stocks, as the global economy stabilized, stocks of mature companies that have superior competitive strengths and lower leverage have attracted more attention.

During the third quarter of 2010, diversified mining companies such as Teck Resources Ltd. (+39.1%) and Rio Tinto Plc. (+34.7%), which had lost substantial value during the second quarter, outperformed as commodity prices recovered on an improved demand outlook. Chinese automaker Dongfeng Motor Group Co. Ltd. (+73.6%) added the most value during the review period on the strength of robust auto sales in its domestic market. South East Asian auto retailer Jardine Cycle & Carriage Ltd. (+39.4%) advanced on the back of strong auto sales across most of Asia. Canadian convenience store operator Alimentation Couche-Tard, Inc. (+33.0%) and South African retailer Shoprite Holdings Limited (+31.5%) reflected the relatively better consumer spending outlook in their respective markets, while luxury consumer goods producer and retailer Christian Dior (+35.2%) gained on the improved sales outlook for the coming holiday season. Indonesian specialty tobacco products manufacturer PT Gudang Garam Tbk (+53.7%) also added considerable value during the quarter.

Some of the Japanese stocks in the Fund portfolio underperformed, as the outlook for Japan’s economy remains one of the weakest among developed nations. While holdings such as electrical equipment manufacturer Fuji Electric Holdings Co., Ltd. (-10.5%) and consumer electronics retailer Yamada Denki (-5.9%) lost value, pharmaceuticals company Eisai Co. (+0.5%) and banking and financial services provider Sumitomo Mitsui Financial Group (+1.4%) yielded less than the portfolio mean. German bank Deutsche Bank AG (-4.0%) underperformed after it filed for an equity rights offering worth €10.2 billion in a bid to bolster its capital base. Select other banking and financial services holdings such as Mexican commercial bank Grupo Financiero Banorte S.A.B. de C.V. (-2.3%) and Singapore-based United Overseas Bank (-0.6%) underperformed as well, as the sector was relatively subdued during the quarter. Canadian natural gas producer EnCana Corporation (-0.2%) also yielded negative returns during the review period.

Outlook

Given that governments in most developed countries are fiscally constrained to support the recovery with stimulus packages, central banks have been reiterating their willingness to resume quantitative easing measures. The latest addition to this list is the Bank of Japan, which recently cut its policy interest rates to near zero and announced that it was considering a direct purchase of government bonds. These measures will likely have the benign effect of keeping domestic interest rates depressed and the respective currencies depreciated against other currencies. Therefore, further monetary policy accommodation will likely boost demand for consumer durables and housing, as well as benefit exporters who will become more price competitive in the international markets. However, costlier imported inputs because of weak domestic currencies and higher commodity prices could restrict the gains. In our opinion, higher commodity prices do not bode well for producers of finished goods either, as they are not in a position to raise the product prices when demand growth in major developed economies is restrained.

Despite the increased risks to the global economic outlook, trade volumes have continued to expand so far this year. Part of the growth in global trade is driven by increased import shipments to the large developing nations. Even in China, where the economic model remains oriented towards exports, import volumes have been increasing steadily, suggesting that domestic consumption is rising. However, alarmed by the steady appreciation of their currencies, which erodes export competitiveness, governments and central banks of select countries have aggressively intervened in the currency markets to restrict further gains. If such interventions escalate to competitive currency devaluations by the major economies, either directly or indirectly through loose monetary policy, we believe the global trade outlook could become more uncertain.

We at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes. We thank you for placing your trust in our investment philosophy and your continued commitment to the Thomas White International Fund.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

REGIONAL ASSET ALLOCATION (As of 9/30/10)

SECTOR ALLOCATION (As of 9/30/10)

TOP TEN HOLDINGS (As of 9/30/10)

Company	Country	Industry	Weight
Dongfeng Motor Group Co	China	Cons Durables	2.28%
Standard Chartered plc	UK	Banking	2.11%
Banco Santander SA	Spain	Banking	1.94%
BNP Paribas	France	Banking	1.83%
Samsung Electronics Co Ltd	Korea	Technology	1.73%
Novartis AG	Switzerland	Healthcare	1.63%
Jardine Strategic Hldgs Ltd	Hong Kong	Financial Diversified	1.58%
Jardine Cycle & Carriage Ltd	Singapore	Consumer Retail	1.56%
America Movil Sabde C	Mexico	Communications	1.31%
Pohjola Bank Plc	Finland	Banking	1.25%
Top 10 Holdings Weight:			17.22%
Total Number of Holdings: 142

PORTFOLIO CHARACTERISTICS (As of 9/30/10)

	TWWDX*	MSCI AllCountry World ex US*
P/E (Excluding Neg. Earnings)	12.5x	14.5x
P/E IBES FY1	10.9x	12.1x
Price/Book	1.7x	1.7x
Dividend Yield	2.8%	2.8%
5yr Earning Growth	8.8%	4.4%
PEG Ratio	1.4x	3.3x
Wtd Avg Mkt Cap	$44.32B	48.85B
Wtd Median Mkt Cap	$24.132B	28.08B
Turnover (1 year)	42.6%	-
Market Cap Exposure		*Source: Bank of
Large Cap (over $15 billion)	62.23%	New York Mellon Corp
Mid Cap ($1.75-$15 billion)	36.63%
Small Cap (under $1.75 billion)	1.14%

AVERAGE ANNUAL RETURNS1,2 (As of 9/30/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance maybe higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.  Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800- 811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.   The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

YEARLY TOTAL RETURNS1,2

Year	TWWDX	MSCI All Country World ex US
2010 YTD	6.06%	3.69%
2009	33.56%	41.45%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	-30.63%

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US Index
Incept ion Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses Less reimbursement Net Expenses	1.46% (0.06%) 1.40%

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.31 billion in assets under management as of September 30, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1.   Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.40% of the Fund’s average daily net assets during the current fiscal year. The International Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2010

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

THOMAS WHITE EMERGING MARKETS FUND (Ticker –TWEMX) September 30, 2010

THIRD QUARTER 2010 COMMENTARY

Emerging market equity returns were exceptionally strong for the third quarter of 2010, as the superior growth outlook for these economies continue to attract sustained capital inflows. Allaying earlier concerns about a slowdown in economic activity after the withdrawal of their local fiscal stimulus measures, several emerging economies are now expanding at nearly the same rate as they did before the global financial crisis. Asian emerging markets underperformed during the quarter, though the economic growth outlook for the region is more robust than the rest of the world, while Latin America and Emerging Europe led the uptrend.

In the third quarter of 2010, its first full quarter of operation, we are pleased to report that the Thomas White Emerging Markets Fund returned +20.5%, outperforming the benchmark MSCI Emerging Markets Index, which returned +18.0%. Since its inception on June 28, 2010, the Fund has returned +17.8% versus +14.4% for the benchmark.

The large emerging economies, especially China, India, and Brazil, have remained remarkably vigorous even after the withdrawal of fiscal and monetary stimulus measures introduced after the global downturn. While the early stages of their recovery was driven by external demand, with the exception of India, domestic demand in most of the large emerging market countries has seen sustained growth this year. Helped by rising income levels and low borrowing costs, demand growth for consumer durables and services has yet to see signs of a slowdown in the large emerging economies. In recent months, this has led to a steady rise in import volumes to these countries, including China. Capital investments for capacity additions and new infrastructure have also seen sustained growth in most of the larger emerging market countries.

Reflecting the increased significance and scale of emerging market businesses, the bulk of global mergers and acquisitions transactions announced in 2010 have involved companies from the emerging countries. While global corporations continue to seek entry into new and emerging markets that offer better growth potential, an increasing number of companies from the large emerging economies are actively pursuing overseas acquisitions to achieve scale and gain access to technology. Attractively low capital costs, due to low interest rates and improved equity valuations, are also encouraging companies to pursue large acquisitions. New share and bond issues from emerging market companies increased substantially during the quarter and included a large share sale from the leading Brazilian energy producer, Petrobras. The improved sovereign credit ratings of several emerging countries and the increased maturities on offerings are also facilitating this trend.

Portfolio Review

During the review period, Chinese automaker Dongfeng Motor Group Co. Ltd. (+73.6%) added the greatest value in the Fund’s portfolio on the strength of robust auto sales in its domestic market. Polish copper miner KGHM Polska Miedz S.A. (+54.5%) and Russian steel maker Severstal OAO (+51.0%) outperformed as commodity prices recovered on improved demand outlook. Thai commercial bank Krung Thai Bank PCL (+44.2%) and Chilean lender Banco Santander Chile (+43.9%) added value as credit growth remains strong in their domestic markets and regulatory risks have eased.

Chinese engine and heavy-duty vehicles manufacturer Weichai Power Co., Ltd. (+62.0%) and Korean petrochemicals firm Honam Petrochemical Corp. (+51.5%) reflected the robust demand for industrial products and materials in their major markets.

Chinese equities were relatively subdued during the quarter, on concerns of slower demand growth in select sectors due to policy tightening by the government. Among the Fund’s Chinese holdings, independent power producer China Resources Power Holdings Co., Ltd. (-5.7%) and communication services provider China Mobile Ltd. (+2.0%) underperformed. Chinese banking holdings, including Bank of Communications Co., Ltd. (+1.6%) and Bank of China Ltd. (+2.9%) were affected by doubts about the sustainability of domestic credit growth. Though energy prices were stable during the review period, large oil producers Petroleo Brasileiro S.A. (+5.7%) and China Petroleum & Chemical Corporation (+8.7%) yielded less than the portfolio mean.

Outlook

The substantial revival in capital inflows to emerging markets since last year has pushed up their currencies, and has led to apprehensions about erosion of export competitiveness. As several emerging economies are heavily reliant on export revenues, governments are becoming increasingly concerned about currency overvaluation. They have stepped up policy initiatives to stem further currency appreciation and most central banks in emerging countries are actively intervening in the currency markets. To slow capital inflows, Brazil and Thailand have recently introduced additional taxes or have increased existing taxes on foreign investments.

However, it is likely that investment inflows to emerging economies will continue as long as they sustain relatively better economic growth rates. As the capital requirements of emerging market companies grow even larger, the volume of international bond and share issues by these companies will also likely increase. Several emerging economies are now facing increasing inflationary risks and benchmark interest rates are on the rise, while interest rates in the developed countries remain at record lows. We believe the unusually loose monetary policy conditions in the developed world, and the prospect of further quantitative easing, will likely widen the interest rate differentials even more. These trends could sustain fund flows to the emerging markets in the future and keep their currencies relatively overvalued. In our opinion, further currency appreciation would likely slow export growth while higher interest rates would restrict domestic demand growth in several large emerging economies.

We at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes and believe that investing in emerging markets has become an essential part of a diversified global investment strategy. The Thomas White Emerging Markets Fund is designed to offer exposure to emerging markets using the same investment research and portfolio construction principles that Thomas White International has developed over the past 18 years. We welcome our initial shareholders and look forward to building a long-term investing relationship.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

REGIONAL ASSET ALLOCATION (As of 9/30/10)

SECTOR ALLOCATION (As of 9/30/10)

TOP TEN HOLDINGS (As of 9/30/10)

Company	Country	Industry	Weight
Vale SA ADR	Brazil	Metals	3.53%
Petroleo Brasileiro ADR	Brazil	Energy	2.94%
Dongfeng Motor Group Co Ltd-H	China	Consumer Durables	2.28%
ICICI Bank Ltd ADR	India	Banking	2.22%
HDFC Bank Ltd ADR	India	Banking	2.08%
Samsung Electronics Co Ltd	Korea	Technology	1.98%
Itausa-Investimentos Itau	Brazil	Banking	1.91%
Severstal	Russia	Metals	1.76%
Banco Santander-Chile ADR	Chile	Banking	1.76%
Anhui Conch Cement Co Ltd-H	China	Building	1.75%
Top 10 Holdings Weight:			22.22%
Total Number of Holdings: 92

PORTFOLIO CHARACTERISTICS (As of 9/30/10)

	TWAOX	Russell Midcap Index*
P/E (Excluding Neg. Earnings)	14.5x	15.6x
P/E IBES FY1	11.6x	12.2x
Price/Book	2.2x	2.2x
Dividend Yield	2.4%	2.1%
5yr Earning Growth	17.4%	17.7%
PEG Ratio	0.8x	0.9x
Wtd Avg Mkt Cap	$36.72B	$52.17B
Wtd Median Mkt Cap	$17.45B	$19.30B
Turnover (1 year)	N/A	-
Market Cap Exposure
Large Cap (over $15 billion)	55.45%
Mid Cap ($1.75-$15 billion)	41.15%
Small Cap (under $1.75 billion)	3.40%

*Composite/Representative Account data & Index Characteristics are calculated internally by Thomas White International.

AVERAGE ANNUAL RETURNS1,2 (As of 9/30/10)

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance maybe higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

1.   Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in emerging markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800- 811-0535 or visit the Fund’s website at www.thomaswhite.com.

2.   The MSCI Emerging Markets Index is a free float-adjusted market capitalization-weighted index of 21 emerging market countries. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

YEARLY TOTAL RETURNS

(As of September 30, 2010, the Fund has not yet completed a significant period of operation. Yearly Total Return information is not available.)

FUND FACTS

Ticker Symbol:	TWEMX
CUSIP:	543917405
Benchmark:	MSCI Emerging Markets Index
Incept ion Date:	6/28/10
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

DISTRIBUTED BY	FEES AND EXPENSES1

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, Illinois 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Gross Expenses Less reimbursement Net Expenses	1.58% (0.08%) 1.50%

PORTFOLIO MANAGER

THOMAS S. WHITE, JR.
The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in six primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, Emerging Markets and Global Equities.

The firm’s portfolios are typically built with 40-150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.31 billion in assets under management as of September 30, 2010. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1.   Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the Emerging Markets Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year. The Emerging Markets Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the fee waiver/expense reimbursement agreement provided that such repayment does not cause the Fund to exceed this limit and the repayment is made within three years after the year in which the Advisor incurred the expense.

THOMAS WHITE FUNDS CAPTURING VALUE WORDWIDE™

440 South La Salle Street
Suite 3900
Chicago Il, 60605
312-663-8300

www.thomaswhite.com

© Thomas White International, Ltd. 2010